March 21, 2007
Via Facsimile and EDGAR
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3561
Washington, D.C. 20549
Attn: Mr. William Choi, Accounting Branch Chief

Re:	Belk, Inc. Form 10-K for the Year Ended January 28, 2006 Filed April 13, 2006 File No.: 0-26207
Dear Mr. Choi:
This letter is written in response to your letter dated March 7, 2007. The format of our response follows the format of that letter. We have included the text of your letter preceding each of our responses.
Form 10-K for the Fiscal Year Ended January 28, 2006
Consolidated Statement of Changes in Stockholders’ Equity and Comprehensive Income, page 32
1.	We note your response to comment 2 in our letter dated January 17, 2007. Please consider disaggregating the components of the “Stock compensation granted, net” and “Common stock issued” line items. We believe that presenting gross balances, where practicable, would provide more meaningful information to a reader of your financial statements. Please refer to Rule 3-04 of Regulation S-X.

Response: We concur that disaggregating the components of the “Stock compensation granted, net” and “Common stock issued” line items will improve the presentation and will change to presenting gross amounts in the financial statements.
Note (1) Summary of Significant Accounting Policies
2.	We note your response to comment 3 in our letter dated January 17, 2007. It is still unclear to us why your treatment of nonvested shares with performance conditions in your computations of diluted earnings per share complies with the requirements of paragraph 30 and 31 of SFAS 128. While we agree that stock grants that vest based solely on continued employment should be included in the computation of diluted earnings per share using the treasury stock method, it appears that the treasury stock method is not applicable to share awards with performance conditions. Rather, it appears those share awards should be reflected in diluted earnings per share as of the beginning of the period (or as of the date of grant if later) only if they meet the criteria contained in paragraph 30 of SFAS 128. Also, it appears that projecting performance levels and including the related contingent shares in diluted earnings per share computations is not permitted by SFAS 128. Refer to Illustration 3 in Appendix C of SFAS 128. Please revise or otherwise tell us how your diluted earnings per share computations comply with paragraphs 30 and 31 of SFAS 128. If you still believe your computations are appropriate, please provide us with illustrative examples of how you reflect the performance based stock awards in your diluted earnings per share computations.

Response: We agree that our nonvested stock based compensation awards with performance conditions should be included in the diluted earnings per share computation in accordance with paragraphs 30 through 35 of SFAS 128. We will revise future earnings per share computations and disclosures accordingly.

The impact of the change in the method of computing diluted earnings per share was to decrease diluted earnings per share for the year ended January 28, 2006 by $0.01, from $2.65 to $2.64 and to decrease diluted earnings per share for the year ended January 29, 2005 by $0.01, from $2.40 to $2.39. There is no change to the diluted earnings per share as reported for the year ended January 31, 2004.

We have determined that the changes to diluted earnings per share were immaterial and do not require revision for the following reasons: Quantitatively, the change in diluted earnings per share of $.01 would be 0.4% of the reported diluted earnings per share. Qualitatively, 1) due to the nature of Belk’s closely-held shareholder composition, there are no analysts that follow our stock and we do not issue earnings guidance, therefore, the adjustment did not impact our ability to meet analysts expectations; 2) the adjustment did not cause us to change from reporting income to reporting a loss; 3) the adjustment being only 0.4% of reported diluted net income per share did not mask a material change in earnings or the trend of earnings; 4) the adjustment would not cause us to violate any of our loan covenants; and 5) management did not improperly receive any amount of bonus compensation due to the diluted earnings per share amounts.
Note (20) Stock-Based Compensation, page 53
3.	We note your response to comment 10 in our letter dated January 17, 2007. Please separately present stock based compensation expense as a non-cash charge in your reconciliation of net income to net cash provided by operating activities.

Response: We confirm that we will separately present stock based compensation expense as a non-cash charge in our reconciliation of net income to net cash provided by operating activities.

In connection with responding to the staff’s comments, we acknowledge that:
•	we are responsible for the adequacy and accuracy of the disclosure in our filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (704) 426-8250 or David Palmer at (704) 426-8527 with any questions concerning our responses to the staff’s comments.
Sincerely,
Brian T. Marley
Executive Vice President, Finance